As filed with the Securities and Exchange Commission on August 5, 2005

Registration File Number: 333-125230

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-3

AMENDMENT NUMBER ONE TO

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BANCSHARES OF FLORIDA, INC.

(Exact Name of Registrant as Specified in its Charter)

FLORIDA	1185 Immokalee Road Naples, Florida 34110 (239) 254-2100	59-3535315
(State or other jurisdiction of incorporation or organization)	(Address and telephone number of principal executive offices)	(IRS Employer Identification No.)

Michael L. McMullan

President and Chief Executive Officer

1185 Immokalee Road

Naples, Florida 34110

(239) 254-2100

(Name, address and telephone number of agent for service)

Copies requested to:

A. George Igler, Esq. or Richard L. Pearlman, Esq. Igler & Dougherty, P.A. 2457 Care Drive Tallahassee, Florida 32308 Telephone: (850) 878-2411 Facsimile: (850) 878-1230	Jonathan L. Awner, Esq. or Martin T. Schrier, Esq. Akerman Senterfitt One Southeast Third Avenue, 28th Floor Miami, Florida 33131 Telephone: (305) 374-5600 Facsimile: (305) 374-5095

Approximate date of commencement of proposed sale to the public: From time to time, after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	915,000 shares	$15.96	$14,603,400	$1,718.82

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the common stock, $16.02 and $15.90, respectively, as reported by the Nasdaq National Market on May 24, 2005.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(A), may determine.

PROSPECTUS

BANCSHARES OF FLORIDA, INC.

915,000 SHARES OF COMMON STOCK

Certain shareholders of Bancshares of Florida, Inc. are offering for sale from time to time up to 915,000 shares of Bancshares of Florida, Inc. common stock under this prospectus. These shares were purchased by the selling shareholders from Bancshares of Florida in a private placement held in April 2005.

Bancshares of Florida will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

Bancshares of Florida’s common stock is traded on the Nasdaq National Market under the symbol “BOFL.” On July 29, 2005, the closing price for the common stock as reported on Nasdaq was $19.23 per share.

YOU SHOULD CONSIDER, AMONG OTHER THINGS, THE INFORMATION SET FORTH IN “RISK FACTORS” BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

THE SHARES OF COMMON STOCK OFFERED ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August             , 2005

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Bancshares of Florida filed with the Securities and Exchange Commission. It provides you with a general description of the securities offered. You should read this prospectus together with additional information described under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference into this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these statements from the use of words such as may, will, estimate, project, believe, intend, anticipate, expect, should, seeks, pro forma and other similar expressions. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause actual results to differ materially include the risks and uncertainties discussed in the “Risk Factors” section as well as continued success of Bancshares of Florida’s business strategy, general economic conditions, economic conditions in the communities where Bancshares of Florida’s subsidiaries are located, the ability and willingness of borrowers to repay loans, the monetary policies of the Federal Reserve, changes in interest rates, inflation, and changes in the state and federal regulations applicable to Bancshares of Florida’s operations. When used herein, the terms “us,” “we,” or “our” shall refer to Bancshares of Florida, Inc. and its subsidiaries.

SUMMARY

Our Business

Bancshares of Florida, Inc. is a multi-bank holding company headquartered in Naples, Florida, which was incorporated on September 15, 1998. Bancshares of Florida, Inc. conducts its business principally through its four subsidiaries:

•	Bank of Florida – Southwest, has its headquarters and one branch office in Naples, Florida. This institution commenced operations on August 24, 1999, and converted its national bank charter to a Florida state charter on January 1, 2005.

•	Bank of Florida, headquartered in Ft. Lauderdale, Florida, commenced operations on July 16, 2002, as a Florida state-chartered bank. It opened additional branch offices in Ft. Lauderdale and Boca Raton in late 2004.

•	Bank of Florida – Tampa Bay, a Florida state-chartered bank, opened for business in the Harbor Island area of Tampa on November 5, 2004.

•	Bank of Florida Trust Company, opened in 2000 and provides investment management, trust administration, estate planning and financial planning services from its headquarters in Naples.

Our Address and Telephone Number

Our corporate headquarters are located at 1185 Immokalee Road, Naples, Florida 34110. Our telephone number is (239) 254-2100.

The Offering

Common Stock Offered	915,000 shares of common stock, held by certain of our shareholders who acquired the stock in a private placement in April 2005.

Price of Common Stock	The shareholders may sell their stock at market prices, at prices related to market prices, or at negotiated prices.

Use of Proceeds	The selling shareholders will receive all of the proceeds of their sales. See “Use of Proceeds.”

Risk Factors

Before investing in our common stock, you should carefully consider the information in the “ Risk Factors” Section beginning below.

RISK FACTORS

Investing in our common stock involves risk. In addition to the other information set forth elsewhere in this prospectus and in our Securities and Exchange Commission filings referenced on page 16, the following factors relating to us and our common stock should be carefully considered in deciding whether to invest in our common stock.

Risks Related to Our Business

We have incurred operating losses since we commenced operations and may continue to incur losses in the future

Since we commenced our operations on August 24, 1999, we have incurred an accumulated deficit of approximately $11.9 million, as of March 31, 2005. This deficit is primarily due to the costs of establishing our business strategy, which included opening Bank of Florida – Southwest, Bank of Florida Trust Company, Bank of Florida in Fort Lauderdale and Bank of Florida – Tampa Bay, and the continuing expansion of our banking activities in our markets, as well as the impact of historically low interest rates and other factors. We may charter additional banks in the future. A newly formed bank is typically expected to incur operating losses in its early periods of operations because of an inability to generate sufficient net interest income to cover operating expenses. Those operating losses can be significant and can occur for longer periods than planned, depending on the new bank’s ability to control operating expenses and generate net interest income. There is a risk that losses at our new subsidiaries may exceed profits at our existing subsidiaries.

We may encounter unexpected financial and operating problems due to our rapid growth

We have grown significantly since we opened our first bank subsidiary, Bank of Florida – Southwest, in 1999. Our total assets have grown to approximately $442 million as of March 31, 2005. Our rapid growth may result in unexpected financial and operating problems, including problems in our loan portfolio due to its unseasoned nature, and turnover or rapid increases in members of management and staff, which may affect the value of our shares. The recent addition of our new bank in Tampa and our Boca Raton office may add additional pressures to our internal control systems, and our financial and operating success will depend in large part on our success in integrating these operations. In addition, if our loan and asset growth continues at its current pace, it may be difficult to retain our and our subsidiaries’ “well capitalized” designations with the Federal Deposit Insurance Corporation. If we or our bank subsidiaries fall below being “well capitalized” to “adequately capitalized,” we may sell participations in some of our loans in order to decrease the amount of our assets. This could result in lower earnings due to us retaining a lower level of earning assets.

Our growth strategy may not be successful

As a strategy, we have sought to increase the size of our franchise through rapid growth and by aggressively pursuing business development opportunities. We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms and expanding our asset base while managing the costs and implementation risks associated with this growth strategy. There can be no assurance that any further expansion will be profitable or that we will continue to be able to sustain our historical rate of growth, either through internal growth or through other successful expansions of our banking markets, or that we will be able to maintain capital sufficient to support our continued growth.

Losses from loan defaults may exceed the allowance we establish for that purpose, which will have an adverse effect on our business

If a significant number of loans are not repaid, it would have an adverse effect on our earnings and overall financial condition. Like all financial institutions, we maintain an allowance for loan losses to provide for losses inherent in the loan portfolio. The allowance for loan losses reflects our management’s best estimate of probable losses in the loan portfolio at the relevant balance sheet date. This evaluation is primarily based upon a review of our and the banking industry’s historical loan loss experience, known risks contained in the loan portfolio, composition and growth of the loan portfolio, and economic factors. However, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect our earnings.

If real estate values in our target markets decline, our loan portfolio would be impaired

A significant portion of our loan portfolio consists of mortgages secured by real estate located in the Collier/Lee County markets. We have also been generating a significant amount of real estate-secured loans in our Broward/Palm Beach County and Hillsborough County markets. Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions; fluctuations in interest rates and the availability of loans to potential purchasers; changes in the tax laws and other governmental statutes, regulations and policies; and acts of nature. If real estate prices decline in any of these markets, the value of the real estate collateral securing our loans could be reduced. Such a reduction in the value of our collateral could increase the number of non-performing loans and adversely affect our financial performance.

If we lose key employees, our business may suffer

Our success is largely dependent on the personal contacts of our officers and employees in our market areas. If we lose key employees, temporarily or permanently, our business could be hurt. We could be particularly hurt if our key employees went to work for our competitors. Our future success depends on the continued contributions of our existing senior management personnel, including our President and Chief Executive Officer Michael L. McMullan, Chief Operating Officer Martin P. Mahan, and our Chief Lending Officer Craig D. Sherman. In each of our markets, we are also dependent on the Presidents and Chief Executive Officers of our subsidiaries. We have entered into employment contracts with many of our key executive officers which contain standard non-competition provisions to help alleviate some of this risk.

Our executive officers and directors will continue to have substantial control over our company after the offering, which could delay or prevent a change of control favored by our other shareholders

Our executive officers and directors, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including elections of directors and the approval of mergers or other business combination transactions. After the offering, our executive officers and directors expect to own approximately 875,000 shares, representing approximately 15% of the total number of shares outstanding and will have vested options and warrants to acquire nearly 252,000 additional shares.

The interest of these shareholders may differ from the interests of our other shareholders, and these shareholders, acting together, will be able to influence all matters requiring approval by shareholders. As a result, these shareholders could approve or cause us to take actions of which you may disapprove or that may be contrary to your interests and those of other investors.

Our subsidiary banks face strong competition in their market areas which may limit their asset growth and profitability

Our primary market areas are the urban areas on the East and West Coasts of South Florida and the Central West Coast of Florida. The banking business in these areas is extremely competitive, and the level of competition facing us following our expansion plans may increase further, which may limit our asset growth and profitability. Each of our subsidiary banks experiences competition in both lending and attracting funds from other banks, savings institutions, and non-bank financial institutions located within its market area, many of which are significantly larger institutions. Non-bank competitors competing for deposits and deposit type accounts include mortgage bankers and brokers, finance companies, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, we encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

If adverse economic conditions in our target markets exist for a prolonged period, our financial results could be adversely affected

Our success will depend in large part on economic conditions in Southeast and Southwest Florida, as well as the Tampa Bay area. A prolonged economic downturn or recession in these markets could increase our nonperforming assets, which would result in operating losses, impaired liquidity and the erosion of capital. A variety of factors could cause such an economic dislocation or recession, including adverse developments in the industries in these areas such as tourism, or natural disasters such as hurricanes, floods or tornadoes, or additional terrorist activities such as those our country experienced in September 2001.

Bancshares of Florida and its subsidiaries operate in an environment highly regulated by state and federal government; changes in federal and state banking laws and regulations could have a negative impact on Bancshares of Florida’s business.

As a bank holding company, Bancshares of Florida is regulated primarily by the Federal Reserve Board. Our current subsidiaries are regulated primarily by the Florida Office of Financial Regulation and the Federal Deposit Insurance Corporation. Federal and various state laws and regulations govern numerous aspects of the banks’ operations, including:

•	Adequate capital and financial condition;

•	Permissible types and amounts of extensions of credit and investments;

•	Permissible non-banking activities; and

•	Restrictions on dividend payments.

Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Bancshares of Florida and its subsidiaries also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Bancshares of Florida may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators’ judgments of the banking regulatory agencies, based on information available to them at the time of their examination.

Regulatory action could severely limit future expansion plans

To carry out some of our expansion plans, Bancshares of Florida is required to obtain permission from the Federal Reserve Board. Application for the formation of new banks and the acquisition of existing banks are submitted to the state and federal bank regulatory agencies for their approval. The future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Bancshares of Florida, its current subsidiaries and future new start-up banks, which could limit our ability to increase revenue.

Risks Related to the Offering

Investors in the offering will face dilution resulting from the issuance of common stock in the future

We have the power to issue common stock without shareholder approval, up to the number of authorized shares set forth in our Articles of Incorporation. Our board of directors may determine from time to time a need to obtain additional capital through the issuance of additional shares of common stock or other securities, subject to limitations imposed by Nasdaq and the Federal Reserve Board. There can be no assurance that such shares can be issued at prices or on terms better than or equal to the terms obtained in this offering. The issuance of any additional shares of common stock by us in the future may result in a reduction of the book value or market price, if any, of the then-outstanding common stock. Issuance of additional shares of common stock will reduce the proportionate ownership and voting power of our existing shareholders.

Additional shares of our preferred stock may be issued in the future which could materially adversely affect the rights of the holders of our common stock

Pursuant to our Articles of Incorporation, we have the authority to issue additional series of preferred stock and to determine the designations, preferences, rights and qualifications or restrictions of those shares without any further vote or action of the shareholders. The rights of the holders of our common stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future.

Our common stock is not an insured bank deposit and is subject to market risk

The shares of common stock offered in the offering are not deposits, savings accounts or other obligations of us, our subsidiaries or any other depository institution, are not guaranteed by us or any other entity, will not be insured by the Federal Deposit Insurance Corporation or any other governmental agency and may not be used as collateral to secure a loan from us, our subsidiaries or any of our affiliates.

We may need additional capital in the future and this capital may not be available when needed or at all

We may need to incur additional debt or equity financing in the near future to fund future growth and meet our capital needs. We cannot assure you that such financing will be available to us on acceptable terms or at all. If we are unable to obtain additional financing after this offering, we may not have the resources available to fund our planned growth.

Future sales of our common stock could depress the price of the common stock

Sales of a substantial number of shares of our common stock in the public market by our shareholders after this offering, or the perception that these sales are likely to occur, could cause the market price of our common stock to decline.

We have not paid dividends in the past and we are restricted in our ability to pay dividends to our shareholders

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain earnings to finance operations and the expansion of our business. Therefore, any gains from your investment in our common stock must come from an increase in its market price.

In addition, we are a holding company with no independent sources of revenue and would likely rely upon cash dividends and other payments from our subsidiaries to fund any cash dividends we decided to pay to our shareholders. Payment of dividends by our subsidiaries may be prohibited by certain regulatory restrictions.

There are substantial regulatory limitations on ownership of our common stock and changes of control

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring 10% or more (5% if the acquiror is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct our management or our policies without prior notice or application to and the approval of the Federal Reserve Board. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares in this offering.

Although publicly traded, our common stock has substantially less liquidity than the average trading market for a stock quoted on the Nasdaq National Market, and our price may fluctuate in the future

Although our common stock is listed for trading on the Nasdaq National Market, the trading market in our common stock has substantially less liquidity than the average trading market for companies quoted on the Nasdaq National Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Although we believe that this offering will improve the liquidity of the market for our common stock, no assurance can be given that the offering will increase the volume of trading in our common stock.

The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

OUR BUSINESS

We conduct our operations through our four subsidiaries: Bank of Florida – Southwest, Bank of Florida, Bank of Florida – Tampa Bay, and Bank of Florida Trust Company. Our bank subsidiaries offer a complete range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing savings accounts, and certificates of deposit. Lending products include commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, they provide such consumer services as U.S. Savings Bonds, traveler’s checks, cashiers’ checks, safe deposit boxes, bank-by-mail services, direct deposit, on-line banking, and automatic teller services. Specialized services to commercial customers include cash management, expanded on-line banking, lock box, and Door-to-Door banking.

Our holding company structure provides flexibility for expansion of our banking business through the possible acquisition of other financial institutions and provision of additional banking-related services, which the traditional commercial bank may not provide under present laws. For example, banking regulations require that banks maintain minimum ratios of various measures of an institution’s capital to assets. In the event that Bank of Florida – Southwest, Bank of Florida or Bank of Florida – Tampa Bay’s growth is such that these minimum ratios are not maintained, we may borrow funds, subject to the capital adequacy guidelines of the Federal Reserve Board, and contribute them to the capital of these banks, and otherwise raise capital in a manner that is unavailable to our bank subsidiaries under existing banking regulations. In addition, our bank subsidiaries may participate in loans with each other such that the excess of an individual bank’s loan limit may be aggregated with another of our subsidiary banks, resulting in greater retention within the holding company of the customer relationship, given acceptable credit risk and industry concentration.

Bank of Florida Trust Company offers and provides wealth management services, including fiduciary services, as a trustee, executor, administrator, guardian, custodian of funds, asset manager (with and without discretion) and investment advisor. It serves all of our bank subsidiaries’ customers with these services, generally having a representative situated in the local bank markets that we serve with a link to the centralized administrative and support services in our home office location in Naples, Florida.

Summary Selected Consolidated Financial Data

The following table shows selected financial data for Bancshares of Florida for the years ending December 31, 2000 through 2004.

(Table to follow on next page)

	December 31,
	2000	2001	2002	2003	2004
		(Unaudited)
		(Dollars in thousands, except per share data.)
Statement of Operations Data:
Total interest income	$2,674	$4,450	$5,884	$8,856	$14,767
Total interest expense	1,385	2,251	2,438	3,278	4,962
Net interest income before provision for loan losses	1,289	2,199	3,446	5,578	9,805
Provision for loan losses	256	215	487	833	1,279
Net interest income after provision for loan losses	1,033	1,984	2,959	4,745	8,526
Noninterest income	44	488	808	1,335	2,176
Noninterest expense	2,341	3,024	6,407	8,789	13,582
Provision for income taxes	0	0	0	0	0
Net loss	(1,264)	(552)	(2,640)	(2,709)	(2,880)
Balance Sheet Data:
Total assets	$49,288	$77,092	$144,535	$222,610	$420,808
Total cash and cash equivalents	8,736	6,002	26,373	8,424	57,897
Interest-earning assets	46,144	71,730	134,447	209,426	394,851
Investment securities	1,075	76	6,664	8,072	25,945
Loans held for investment	33,000	68,406	105,889	200,490	325,981
Allowance for loan losses	281	494	907	1,568	2,817
Deposit accounts	40,135	64,288	129,327	201,154	376,064
Stockholders’ equity	9,074	8,521	15,006	21,220	41,954
Share Data:
Basic loss per share	$(1.09)	$(0.47)	$(1.48)	$(0.92)	$(0.81)
Diluted loss per share	(1.09)	(0.47)	(1.48)	(0.92)	(0.81)
Book value per common share (period end)	7.79	7.31	7.22	6.89	7.93
Weighted average shares outstanding used for basic and diluted earnings per share	1,164,675	1,165,370	1,784,892	2,948,514	3,811,270
Total shares outstanding	1,165,370	1,165,370	2,079,199	3,079,199	4,835,632
Performance Ratios:
Return on average assets	(3.41)%	(0.87)%	(2.57)%	(1.52)%	(0.93)%
Return on average common stockholders’ equity	(12.86)	(7.74)	(19.49)	(12.42)	(9.57)
Interest-rate spread during the period	2.66	2.76	2.89	2.99	3.03
Net interest margin	3.60	3.77	3.64	3.37	3.42
Efficiency ratio[1]	158.07	112.60	150.61	127.12	113.36
Asset Quality Ratios:
Allowance for loan losses to period end loans	0.85%	0.72%	0.86%	0.78%	0.86%
Net charge-offs to average loans	0.00	0.00	0.09	0.16	0.02
Nonperforming assets to period end total assets	0.00	0.31	0.15	0.02	0.14
Capital and Liquidity Ratios:
Average equity to average assets	26.48%	11.21%	13.17%	12.21%	10.61%
Leverage (4.00% required minimum)	18.72	13.38	10.99	10.32	11.07
Risk-based capital:
Tier 1	27.07%	13.36%	15.40%	11.66%	11.85%
Total	27.90	14.14	16.33	12.52	13.24
Average loans held for investment to average deposits	66.39	95.78	96.03	93.96	95.23
Trust Assets Under Advice:
Total assets under advice	$17,563	$57,332	$72,000	$131,000	$202,138
Trust fee income	—	149	297	492	1,063
Trust fees as a % of average assets under advice	0.00%	0.40%	0.46%	0.48%	0.64%

(1)	Efficiency ratio is defined as non-interest expense divided by the sum of net interest income before provision for loan losses and non-interest income (excluding net securities gains and losses).

Market Area and Competition

Our primary market areas are Collier and Southern Lee Counties on the Southwest Coast of Florida (served by Bank of Florida - Southwest), Broward, Palm Beach, and parts of Miami-Dade Counties on the Southeast Coast of Florida (served by Bank of Florida in Ft. Lauderdale), and Hillsborough and Pinellas Counties on the West Central Coast of Florida (served by Bank of Florida – Tampa Bay).

Bank of Florida - Southwest has two locations in Naples (Collier County) and expects to establish a third location in Estero (Southern Lee County) in early 2006. Bank of Florida is located in downtown Ft. Lauderdale (Broward County) and opened two additional branch locations in 2004, one in Ft. Lauderdale (Broward County) and one in Boca Raton (Palm Beach County). Miami-Dade County is presently being served out of the Ft. Lauderdale locations. Bank of Florida – Tampa Bay operates in the Harbor Island area in Tampa (Hillsborough County) and also services Pinellas County.

Bank of Florida Trust Company maintains offices in our Naples, Ft. Lauderdale, and Tampa bank locations and expects to position a representative in the Palm Beach County branch location. In addition to independent investment consulting and wealth management expertise, the Trust Company offers trust and estate planning, full trust powers and custodial services, and private family office fiduciary and advisory services.

Collier and Lee Counties have approximately $16.5 billion in deposits as of June 30, 2004. Collier County is the 10th largest deposit market in the State of Florida, with 2.7% of all deposits statewide, while Lee County is the 9th largest with a 2.8% statewide market share. Bank of Florida—Southwest had 2.3% of all deposits in Collier County as of June 30, 2004.

With deposits of $61.5 billion as of June 30, 2004, the Broward/Palm Beach County market is much larger than the Collier/Lee County market. Broward and Palm Beach Counties are the number two and three deposit markets in the State of Florida, respectively, and together account for nearly 20% of Florida’s deposits. Bank of Florida had 0.13% of all deposits in Broward County as of June 30, 2004.

Hillsborough County’s total deposits are $15.7 billion as of June 2004, making it the 6th largest deposit market in Florida with 5.2% of the state’s deposits.

The demographics of Broward and Palm Beach Counties, Collier and Lee Counties, and Hillsborough County support our plans to grow assets and deposits with limited, highly selective, full-service locations. The banking locations that we have initially targeted—(1) Naples, (2) Ft. Lauderdale, (3) Tampa Bay, and (4) Palm Beach, by order of priority—have been among the fastest growing major deposit markets in the state. As noted above, we are also planning to branch into Estero, Florida, located in southern Lee County, also one of the fastest growing markets in the state.

Our Strategy

We plan to capitalize on the opportunities created by the consolidation that has taken place in the banking industry in Florida in recent years. We believe that the consolidation has reduced the levels of personalized services. In addition, for the most part, the national and regional financial institutions that dominate the banking industry in South Florida have increasingly focused on larger corporate customers, standardized loan and deposit products and other services. More specifically, many financial institutions have centralized their loan approval practices for small businesses. The most frequent customer complaints are the lack of personalized service and turnover in lending personnel, which limits the customer’s ability to develop a relationship with his or her banker. As a result of these factors, we believe there currently exists a significant opportunity to attract and retain customers who are dissatisfied with their current banking relationships.

We place emphasis on relationship banking so that each customer can identify and establish a comfort level with our bank officers and staff. We operate our subsidiary banks as community banks, emphasizing local leadership and decision-making. Our goal is for each of our subsidiary banks to be the bank of choice for businesses, professionals and individuals looking for a more responsive banking environment.

Each subsidiary bank prices and markets its own loan and deposit products and has its own board of directors, drawn mainly from members of the local business community. Each board has full authority over its bank, in contrast to an “advisory” board that lacks authority.

We have targeted high growth, affluent, urban markets on the East and West Coasts of South Florida and the West Coast of Central Florida. These are large, centralized markets where community-based banks can have significant growth with a limited number of branch locations. Our investment in operations and personnel at the corporate level in Naples can provide valuable support to these subsidiary banks in similar markets throughout South Florida. It can also significantly reduce the costs of expanding into these new markets. While each bank has its own controller, the centralized services and expertise of the financial staff in Naples, under the Chief Financial Officer of Bancshares of Florida, can coordinate the financial planning, regulatory and capital management and resources for additional subsidiary banks, as well as enforce a system of sound and effective financial control.

We focus our marketing efforts on attracting small and medium-sized businesses and individuals, including service companies, manufacturing companies, commercial real estate developers, entrepreneurs and professionals, such as engineers, physicians, attorneys, certified public accountants, and architects. We distinguish ourselves from our competitors through customer service. To date, we believe we have experienced significant success penetrating the medical communities and small businesses in our markets. We intend to pursue a similar strategy as we continue to expand in the Broward/Palm Beach County and Tampa Bay markets. In addition, the demographics of our markets enable us to attract higher than average deposits and loan balances. This should allow us to grow rapidly with fewer locations.

USE OF PROCEEDS

The selling shareholders will not pay any of the proceeds from the sale of the shares of common stock to Bancshares of Florida. We expect to incur expenses in connection with this offering in the amount of approximately $80,000 for registration, legal, accounting and miscellaneous fees and expenses. However, we will not pay for expenses related to such things as commissions and discounts of brokers, dealers or agents or the fees and expenses of counsel, if any, for the selling shareholders. See “Selling Shareholders” and “Plan of Distribution.”

SELLING SHAREHOLDERS

This prospectus relates to the offer and sale from time to time by the selling shareholders named in this prospectus of up to 915,000 shares of common stock. The selling shareholders purchased these shares in April 2005 directly from Bancshares of Florida in a private placement transaction. None of the selling shareholders have served as a director or officer, or had any other material relationship with Bancshares of Florida within the past three years. Because the issuance of shares in that transaction was not registered with the Securities and Exchange Commission, the selling shareholders were issued “restricted stock.” We are contractually obligated to register this restricted stock pursuant to Registration Rights Agreements we have entered into with the selling shareholders.

We are registering the shares to enable the selling shareholders to resell the shares in the public market from time to time or on a delayed basis and to permit secondary trading of the shares after they are sold by the selling shareholders. We are paying for the registration of the securities, but will not pay for the fees and expenses of the selling shareholders, their attorneys or other representative, nor any selling commissions, brokerage fees or underwriting discounts, related to any resale of the shares. See “Use of Proceeds” and “Plan of Distribution.” We have agreed to provide indemnification for the selling shareholders and underwriters of shares sold by respective officers, directors and controlling persons, against certain liabilities and expenses arising under the securities laws in connection with this offering; provided that the selling shareholders and any such underwriters provide customary indemnification to Bancshares of Florida for information that they provide for inclusion in this prospectus or the registration statement of which it is a part.

The following table sets forth, to the best of our knowledge, information concerning the selling shareholders, the number of shares to be offered and sold by the selling shareholders and the amount of common stock that will be owned by the selling shareholders following the offering (assuming the sale of all shares of common stock being offered) by the selling shareholders.

(Table to follow on next page)

Selling Shareholder	Ownership of Common Stock Prior to Offering	Number of Shares of Common Stock to be Offered	Ownership of Common Stock After Offering	% of Ownership After Offering
Ashford Capital Partners, L.P.(1) (2)	90,000	90,000	0	0
Anvil Investment Associates, Inc. (1)	30,000	30,000	0	0
Citigroup, Inc. Pension Plan(1)	60,000	60,000	0	0
Robert G. Collins	15,000	15,000	0	0
PEPCO Holding Retirement Plan Master Trust(1)	50,000	50,000	0	0
Wisconsin Alumni Research Foundation(1)	70,000	70,000	0	0
Integrity Boston Fund LP(2)	25,000	25,000	0	0
The Gabelli Small Cap Growth Fund(3)	100,000	100,000	0	0
Coverdale Partners(4)	1,800	1,800	0	0
Gardner Lewis Fund, L.P. (4)	109,700	109,700	0	0
Goldsmith Family Investments, LLC(4)	5,100	5,100	0	0
Goldsmith Family Foundation(4)	6,800	6,800	0	0
Elliot Horowitz Trust 11/1/89(4)	6,200	6,200	0	0
Manhattan Finance, LP(4)	200,000	200,000	0	0
M.J. Murdock Charitable Trust(4)	12,000	12,000	0	0
Strategic Fund L.P. (4)	3,600	3,600	0	0
Leonard Weinglass	4,800	4,800	0	0
Allen Investment Management LLC F/A/O Bruce Allen – Separate Account(5)	25,000	25,000	0	0
Trellus Capital Management, LLC(6)	100,000	100,000	0	0

(1)	Voting control over shares owned by these shareholders is held by Theodore H. Ashford.

(2)	Voting control over shares owned by this shareholder is held by Stephen C. Demijian.

(3)	These shareholders are registered investment fund under the Investment Advisers Act of 1940.

(4)	Voting control over shares owned by these shareholders is jointly held by John L. Lewis, IV and W. Whitfield Gardner.

(5)	Voting control over shares owned by this shareholder is held by Bruce Allen.

(6)	Voting control over shares owned by this shareholder is held by Terry Miller.

The Gabelli Small Cap Growth Fund is an affiliate of Gabelli & Co. and Allen Investment Management LLC is an affiliate of Allen & Co., LLC. Both Gabelli & Co. and Allen & Co., LLC are registered broker-dealers. However, neither Gabelli Small Cap Growth Fund nor Allen Investment Management LLC purchased the securities to be resold in the ordinary course of business or at the time of purchase had any agreements or understandings, directly or indirectly, with any person to distribute the acquired shares of Bancshares of Florida common stock.

PLAN OF DISTRIBUTION

The common stock covered by this prospectus may be offered and sold from time to time by the selling shareholders. As used in this prospectus, “selling shareholders” include those individuals or entities who may have had shares of common stock given or transferred to them by a named selling shareholder after the date of this prospectus and any individuals or entities who may have shares of common stock pledged to them as collateral by a named selling shareholder after the date of this prospectus. The shares of common stock covered by this prospectus may be sold by the selling shareholders in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares of common stock, through short sales of shares of common stock, or a combination of such methods of sale, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares of common stock may be sold by one or more of the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal in order to facilitate the transaction;

•	a purchase by a broker or dealer as principal, and the resale by such broker or dealer on its account pursuant to this prospectus, including resale to another broker or dealer;

•	ordinary brokerage transactions or transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	through put or call transactions;

•	through short sales of the offered shares;

•	through underwritten transactions or otherwise; and

•	a combination of these types of transactions.

The period of distribution of these shares of common stock may occur over an extended period of time. This offering is expected to terminate in April 2007, or at such earlier time as all shares offered have been sold.

The selling shareholders may effect such transactions by selling the shares of common stock directly to purchasers or to or through a broker or dealer, who may act as an agent or principal. Such broker or dealer may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares of common stock for whom such broker or dealer may act as agent or to whom the broker or dealer sells as principal, or both (which compensation as to a particular broker or dealer might be in excess of customary commissions). We are not aware of any existing arrangements between any selling shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

The selling shareholders will not pay any of the proceeds from the sale of the shares of common stock to Bancshares of Florida. We expect to incur expense in connection with this offering in the amount of approximately $80,000 for registration, legal, accounting and miscellaneous fees and expenses. The selling shareholders will be solely responsible for commissions and discounts of brokers, dealers or agents, other selling expenses and the fees and expenses of their own counsel related to registration and resale of their shares, if any.

In offering the securities, the selling shareholders and any broker-dealers and any other participating broker-dealers who execute sales for the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with such sales, and any profits realized by the selling shareholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions. In addition, any shares covered by this prospectus which qualify for sale pursuant to Securities and Exchange Commission Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

We intend to advise the selling shareholders that while they are selling the securities, they:

•	are required to comply with Regulation M under the Securities Exchange Act of 1934 (as described in more detail below);

•	may not engage in any stabilization activity, except as permitted under the Securities Exchange Act;

•	are required to furnish each broker-dealer (who may offer this common stock) copies of this prospectus; and

•	may not bid for or purchase any securities of Bancshares of Florida or attempt to induce any person to purchase any securities except as permitted under the Securities Exchange Act.

Regulation M under the Securities Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

TRANSFER AGENT

The transfer agent for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572.

LEGAL MATTERS

Certain legal matters relating to the common stock offered by this prospectus have been passed upon for Bancshares of Florida by Igler & Dougherty, P.A., Tallahassee, Florida.

EXPERTS

The consolidated financial statements of Bancshares of Florida and subsidiaries as of December 31, 2004 and 2003 and for years then ended, included in Bancshares of Florida’s Annual Report on Form 10-KSB, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Bancshares of Florida as of December 31, 2002, and for the year ended December 31, 2002, included in Bancshares of Florida’s Annual Report on Form 10-KSB, have been incorporated by reference herein in reliance upon the reports of Hill, Barth and King, LLC, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Bancshares of Florida has filed a registration statement on Form S-3 with the Securities and Exchange Commission. This prospectus is a part of that registration statement. As allowed by Securities and Exchange Commission rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

In addition, Bancshares of Florida files annual, quarterly and special current reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following location of the Securities and Exchange Commission:

Public Reference Room

450 Fifth Street, NW

Room 1024

Washington, DC 20549

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, NW, Room 1024, Washington, DC 20549, at prescribed rates. The Securities and Exchange Commission also maintains an Internet world-wide website that contains reports, proxy statements and other information about issuers, including Bancshares of Florida, who file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

You should rely only on information in this prospectus and in our related registration statement in making an investment decision. If other available information is inconsistent with information in this prospectus, including information in public files or provided by the banking regulatory agencies, such other information is superseded by the information in this prospectus. Bancshares of Florida does not have a designated website; however, its shareholder relations information is contained on a company-wide website at www.bankofflorida.com.

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus. We incorporate by reference into this prospectus the following documents that we have filed with the Securities and Exchange Commission:

SEC Filings (File No. 000-50091)	Period
Current Reports on Form 8-K	Filed on January 28, 2005, April 15, 2005, April 28, 2005, May 16, 2005, May 26, 2005, July 26, 2005 and July 27, 2005

Proxy Statement on Schedule 14A	Filed on April 25, 2005

Quarterly Report on Form 10-Q	Quarter ended March 31, 2005

Annual Report on Form 10-KSB	Year ended December 31, 2004

The Description of Securities Contained in the Registration Statement on Form 8-A	Filed November 15, 2002

In addition, all reports that we file pursuant to Sections 13(a), 13(e), 14 or 15(d) of the Securities Exchange Act, will also be deemed to be incorporated by reference into this prospectus. The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about us has been supplied by us.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to David G. Wallace, Chief Financial Officer, Bancshares of Florida, Inc., 1185 Immokalee Road, Naples, Florida 34110, telephone (239) 254-2100.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery or of any sale of our common stock.

TABLE OF CONTENTS:

915,000 Shares of Common Stock

BANCSHARES OF FLORIDA, INC.

PROSPECTUS

August         , 2005

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commission. All of such expenses will be paid by underwriting discounts and commissions. All of such expenses will be paid by us. We will not, however, pay for expense such as commissions and discounts of brokers, dealers or agents for the fees and expenses of counsel, if any, for the selling shareholders. All of the amounts shown are estimates, except for the SEC registration fee.

SEC Registration Fee	$1,719
Nasdaq listing fee	9,150
Accounting fees and expenses	3,000
Legal fees and expenses	60,000
Miscellaneous	6,131
Total	$80,000

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

As provided under Florida law, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of duty of care or any other duty owed to Bancshares of Florida, Inc. as a director, unless the breach of or failure to perform those duties constitutes:

•	a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful, or had no reasonable cause to believe his conduct was unlawful;

•	a transaction from which the director received an improper personal benefit;

•	an unlawful corporate distribution;

•	an act or omission which involves a conscious disregard for the best interests of Bancshares of Florida or which involves willful misconduct; or

•	an act of recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

Article VI of Bancshares of Florida’ Bylaws provides that we shall indemnify a director who has been successful in the defense of any proceeding to which he was a party, or in defense of any claim, issue or matter therein, because he is or was a director of Bancshares of Florida, against reasonable expense incurred by him in connection with such defense.

The Bylaws also provide that Bancshares of Florida is required to indemnify any director, officer, employee or agent made a party to a proceeding because he is or was a director, employee or agent against liability incurred in the proceeding if he acted in a manner he believed in good faith or to be in or not opposed to the best interests of Bancshares of Florida and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Determination concerning whether or not the applicable standard of conduct has been met can be made by: (i) a disinterested majority of the board of directors; (ii) a majority of a committee of disinterested directors; (iii) independent legal counsel; or (iv) an affirmative vote of a majority of shares held by disinterested stockholders.

ITEM 16.	EXHIBITS

The following exhibits are filed with the Securities and Exchange Commission and are incorporated by reference into this Form S-3. The exhibits which are denominated by: (a.) were previously filed as a part of Amendment No. 1 to Form SB-2, filed with the SEC on May 7, 1999 and (b) were previously filed as a part of Form S-3, filed with the SEC on May 25, 2005.

a.4.1	Specimen Common Stock Certificate

b.5.1	Opinion of Igler & Dougherty, P.A.

23.1	Consent of KPMG LLP

23.2	Consent of Hill, Barth & King, L.L.C.

b.23.3	Consent of Igler & Dougherty, P.A. (included in Exhibit 5.1)

b.24.1	Power of Attorney (included on the signature page of the Registration Statement)

ITEM 17.	UNDERTAKINGS

(A)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs(1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities at that time be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B)	The undersigned Registrant hereby undertakes, that, for purpose of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(D) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15[d] of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

(C)	The undersigned Registrant hereby undertakes:

(1)	That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this First Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Naples, Florida on August 4, 2005.

BANCSHARES OF FLORIDA, INC.

By:	/s/ Michael L. McMullan
Michael L. McMullan
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities indicated on August 4, 2005.

Signature	Title	Date

/s/ David G. Wallace(1) Donald R. Barber	Director	August 4, 2005

/s/ David G. Wallace(1) Joe B. Cox	Director	August 4, 2005

/s/ David G. Wallace(1) Earl L. Frye	Chairman and Director	August 4, 2005

/s/ David G. Wallace(1) H. Wayne Huizenga, Jr.	Director	August 4, 2005

/s/ David G. Wallace(1) John B. James	Director	August 4, 2005

Signature	Title	Date

/s/ David G. Wallace(1) LaVonne Johnson	Director	August 4, 2005

/s/ David G. Wallace(1) Edward Kaloust	Director	August 4, 2005

/s/ Martin P. Mahan Martin P. Mahan	Director, Chief Operating Officer, Executive Vice President	August 4, 2005

/s/ Michael L. McMullan Michael L. McMullan	President, Principal Executive Officer, Director	August 4, 2005

/s/ Harry K. Moon, MD(1) Harry K. Moon, MD	Director	August 4, 2005

/s/ Michael T. Putziger(1) Michael T. Putziger	Director	August 4, 2005

/s/ Richard Rochon(1) Richard Rochon	Director	August 4, 2005

/s/ Ramon A. Rodriguez(1) Ramon A. Rodriguez	Director	August 4, 2005

/s/ Terry W. Stiles(1) Terry W. Stiles	Director	August 4, 2005

/s/ David G. Wallace David G. Wallace	Principal Financial Officer and Executive Vice President	August 4, 2005

(1)	Pursuant to a power of attorney contained in Form S-3, filed with the SEC on May 25, 2005.

2